Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the incorporation by reference in this Registration Statement of Noble Rock Acquisition Corporation (the “Company”) on Form S-1 pursuant to Rule 462(b) under the Securities Act of 1933, as amended, of our report dated December 3, 2020, which includes an explanatory paragraph as to the Company’s ability to continue as a going concern, with respect to our audit of the financial statements of Noble Rock Acquisition Corporation as of November 11, 2020 and for the period from November 4, 2020 (inception) through November 11, 2020, which report appears in the Prospectus on Amendment No. 1 to Form S-1, which is part of the Registration Statement of Noble Rock Acquisition Corporation (File No. 333-252055).

/s/ Marcum llp

Marcum llp

New York, NY

February 1, 2021